CUSIP No. 404172108	Page 1 of 21 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

HF Financial Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

404172108
(CUSIP Number)

Mr. Richard Lashley
PL Capital, LLC
20 E. Jefferson Ave.
Suite 22
Naperville, IL 60540
973-360-1666
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 28, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 404172108	Page 2 of 21 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Financial Edge Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 102,750
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 102,750

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,750
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 404172108	Page 3 of 21 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Financial Edge—Strategic Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 43,050
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 43,050

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,050
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 404172108	Page 4 of 21 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Goodbody/PL Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 43,050
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 43,050

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,050
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 404172108	Page 5 of 21 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PL Capital/Focused Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 101,500
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 101,500

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 404172108	Page 6 of 21 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 248,649
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 248,649

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 248,649
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 404172108	Page 7 of 21 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 290,350
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 290,350

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 290,350
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 404172108	Page 8 of 21 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Goodbody/PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 43,050
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 43,050

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,050
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 404172108	Page 9 of 21 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 291,699
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 291,699

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 291,699
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 404172108	Page 10 of 21 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 291,699
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 291,699

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 291,699
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 404172108	Page 11 of 21 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PL Capital Defined Benefit Pension Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 1,349
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 1,349

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,349
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <1.0%
14		TYPE OF REPORTING PERSON EP

CUSIP No. 404172108	Page 12 of 21 Pages

Item 1.	Security and Issuer

        This Schedule 13D relates to the common stock, $0.01 par value (“Common Stock”), of HF Financial Corp. (the “Company” or “HF Financial”). The address of the principal executive offices of the Company is 225 South Main Avenue, Sioux Falls, SD 57104.

Item 2.	Identity and Background

        This Schedule 13D is being filed jointly by the parties identified below. All of the filers of this Schedule 13D are collectively the “PL Capital Group.” The joint filing agreement of the members of the PL Capital Group is attached to this filing as Exhibit 1.

•	Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”)

•	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”")

•	PL Capital/Focused Fund, L.P., a Delaware limited partnership (“Focused Fund”)

•	PL Capital, LLC, a Delaware limited liability company and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund and beneficiary of the PL Capital Defined Benefit Pension Plan (“PL Capital”)

•	PL Capital Advisors, LLC, a Delaware limited liability company and investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL Capital, L.P. (“PL Capital Advisors”)

•	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”)

•	Goodbody/PL Capital, LLC, a Delaware limited liability company and General Partner of Goodbody/PL LP (“Goodbody/PL LLC”)

•	John W. Palmer and Richard J. Lashley, Managing Members of PL Capital, PL Capital Advisors and Goodbody/PL LLC and beneficiaries of the PL Capital Defined Benefit Pension Plan (“PL Capital Pension Plan”)

•	PL Capital Pension Plan, a pension plan for PL Capital and its managing members Messrs. Palmer and Lashley.

        (a)-(c)     This statement is filed by Mr. John Palmer and Mr. Richard Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

CUSIP No. 404172108	Page 13 of 21 Pages

(1)	shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic and Focused Fund, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of PL Capital, the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund;

(2)	shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of PL Capital Advisors, the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP; and

(3)	shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of Goodbody/PL LLC, the General Partner of Goodbody/PL LP.

(4)	shares of Common Stock held in the name of PL Capital Pension Plan. Messrs. Lashley and Palmer are the beneficiaries of the plan.

        The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, PL Capital Pension Plan, Mr. Palmer and Mr. Lashley is: c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540. Each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP and Goodbody/PL LLC are engaged in various interests, including investments.

        The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC, whose principal business is investments.

        PL Capital Pension Plan is a defined benefit pension plan for the benefit of the principals of PL Capital, Messrs. Palmer and Lashley.

        (d)     During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)     During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f)     All of the individuals who are members of the PL Capital Group are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

CUSIP No. 404172108	Page 14 of 21 Pages

        In aggregate, the PL Capital Group owns 291,699 shares of Common Stock of the Company acquired at an aggregate cost of $3,102,563.

        The amount of funds expended by Financial Edge Fund to acquire the 102,750 shares of Common Stock it holds in its name is $1,091,426. Such funds were provided from Financial Edge Fund’s available capital.

        The amount of funds expended by Financial Edge Strategic to acquire the 43,050 shares of Common Stock it holds in its name is $460,064. Such funds were provided from Financial Edge Strategic’s available capital and from time to time from margin loans provided by BNP Paribas Prime Brokerage, Inc. (“BNP Paribas”).

        The amount of funds expended by Goodbody/PL LP to acquire the 43,050 shares of Common Stock it holds in its name is $460,064. Such funds were provided from Goodbody/PL LP’s available capital and from time to time from margin loans provided by BNP Paribas.

        The amount of funds expended by Focused Fund to acquire the 101,500 shares of Common Stock it holds in its name is $1,076,637. Such funds were provided from Focused Fund’s available capital.

        The amount of funds expended by PL Capital Pension Plan to acquire the 1,349 shares of Common Stock it holds in its name is $14,372. Such funds were provided from PL Capital Pension Plan’s available capital.

        Any purchases of Common Stock made by members of the PL Capital Group using funds borrowed from BNP Paribas, if any, were made in margin transactions on that firms’ usual terms and conditions. All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this filing no member of the PL Capital Group has margin or other loans outstanding secured by Common Stock other than Financial Edge Strategic and Goodbody/PL LP.

Item 4.	Purpose of Transaction

        This is the PL Capital Group’s initial Schedule 13D filing. The PL Capital Group acquired shares of Common Stock because it believes that the Common Stock is undervalued even after adjusting for potential future losses on the Company’s holdings in trust preferred securities. On October 29, 2008, the Common Stock closed at $11.35, which equals 75% of the Company’s September 30, 2008 tangible book value of $15.18 and seven times the Company’s last twelve month’s earnings per share ($11.35/$1.60=7x) .

CUSIP No. 404172108	Page 15 of 21 Pages

        The PL Capital Group plans to ask management of HF Financial what their operating and strategic plans are for, among other things,: (1) minimizing or mitigating the impact of the pooled trust preferred securities held by the Company’s main operating subsidiary, Home Federal Bank, (2) any capital raised through the U.S. Treasury’s previously announced Troubled Asset Relief Program, and (3) maximizing the value of the Common Stock over the intermediate to long term.

        Members of the PL Capital Group may make further purchases of shares of Common Stock. Members of the PL Capital Group may dispose of any or all the shares of Common Stock held by them.

        To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the PL Capital Group has such a purpose. Except as noted in this Schedule 13D, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Company

        The percentages used in this Schedule 13D are calculated based upon 3,982,068 outstanding shares of Common Stock. This is the number of shares of Common Stock that HF Financial reported as outstanding as of September 16, 2008 in its most recent Form 10-K , which was filed with Securities and Exchange Commission on September 26, 2008.The PL Capital Group’s transactions in the Common Stock within the past 60 days of the date of this filing are as follows:

(A)	Financial Edge Fund

(a)-(b)	See cover page.

(c)	Financial Edge Fund made the following purchases of Common Stock within the past 60 days of the date of this filing:

Date	Number of Shares Purchased	Price Per Share	Total Cost
10/28/2008	90,000	$ 10.55	$ 949,510
10/28/2008	10,000	$ 10.73	$ 107,307
11/03/2008	99	$ 12.07	$ 1,194
11/04/2008	100	$ 12.03	$ 1,253
11/05/2008	2,551	$ 12.57	$ 32,111

(d)	Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Fund with regard to those shares of Common Stock.

CUSIP No. 404172108	Page 16 of 21 Pages

(B)	Financial Edge Strategic

(a)-(b)	See cover page.

(c)	Financial Edge Strategic made the following purchases of Common Stock within the past 60 days of the date of this filing:

Date	Number of Shares Purchased	Price Per Share	Total Cost
10/28/2008	5,000	$ 10.73	$ 53,653
10/28/2008	35,000	$ 10.55	$ 369,260
10/31/2008	2,300	$ 12.01	$ 27,675
11/05/2008	750	$ 12.57	$ 9,476

(d)	Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)	Goodbody/PL LP

(a)-(b)	See cover page.

(c)	Goodbody/PL LP made the following purchases of Common Stock within the past 60 days of the date of this filing:

Date	Number of Shares Purchased	Price Per Share	Total Cost
10/28/2008	35,000	$ 10.55	$ 369,260
10/28/2008	5,000	$ 10.73	$ 53,653
10/31/2008	2,300	$ 12.01	$ 27,675
11/05/2008	750	$ 12.57	$ 9,476

(d)	Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because Mr. Palmer and Mr. Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by Goodbody/PL LP.

(D)	Focused Fund

(a)-(b)	See cover page.

(c)	Focused Fund made the following purchases of Common Stock within the past 60 days of the date of this filing:

CUSIP No. 404172108	Page 17 of 21 Pages

Date	Number of Shares Purchased	Price Per Share	Total Cost
10/28/2008	9,500	$10.73	$101,941
10/28/2008	90,000	$10.55	$949,510
11/05/2008	2,000	$12.57	$ 25,186

(d)	PL Capital is the general partner of Focused Fund. Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital. Therefore, PL Capital may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by PL Capital.

(E)	PL Capital

(a)-(b)	See cover page.

(c)	PL Capital has made no purchases or sales of Common Stock directly.

(d)	PL Capital is the general partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund. Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital. Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic and Focused Fund.

(F)	PL Capital Advisors

(a)-(b)	See cover page.

(c)	PL Capital Advisors has made no purchases or sales of Common Stock directly.

(d)	PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Goodbody/PL LP and Focused Fund. Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital Advisors, they have the power to direct the affairs of PL Capital Advisors. Therefore, PL Capital Advisors may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Goodbody/PL LP, and Focused Fund.

(G)	Goodbody/PL LLC

(a)-(b)	See cover page.

(c)	Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

CUSIP No. 404172108	Page 18 of 21 Pages

(d)	Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because Mr. Palmer and Mr. Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by Goodbody/PL LP.

(H)	Mr. John W. Palmer

(a)-(b)	See cover page.

(c)	Mr. Palmer made no purchases or sales of Common Stock within the past 60 days of the date of this filing.

(I)	Mr. Richard J. Lashley

(a)-(b)	See cover page.

(c)	Mr. Lashley made no purchases or sales of Common Stock within the past 60 days of the date of this filing.

(J)	PL Capital Pension Plan

(a)-(b)	See cover page.

(c)	PL Capital Pension Plan made the following purchases of Common Stock within the past 60 days of the date of this filing:

Date	Number of Shares Purchased	Price Per Share	Total Cost
10/28/2008	1,349	$10.55	$14,372

(d)	PL Capital Pension Plan is a defined benefit plan for PL Capital and its managing members Messrs. Lashley and Palmer. Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital Pension Plan. Therefore, PL Capital and PL Capital Pension Plan may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by PL Capital Pension Plan.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

        With respect to Financial Edge Fund, Financial Edge Strategic and Focused Fund: PL Capital and/or PL Capital Advisors are entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital. With respect to Goodbody/PL LP: Goodbody/PL LLC and/or PL Capital Advisors are entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

CUSIP No. 404172108	Page 19 of 21 Pages

        Other than the foregoing agreements and the Joint Filing Agreement filed as Exhibit 1 to this filing, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement

CUSIP No. 404172108	Page 20 of 21 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 6, 2008

FINANCIAL EDGE FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

FOCUSED FUND
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

CUSIP No. 404172108	Page 21 of 21 Pages

GOODBODY/PL CAPITAL, L.P.
By: GOODBODY/PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

GOODBODY/PL CAPITAL, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL ADVISORS, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL DEFINED BENEFIT PENSION PLAN
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley

By:	/s/ John W. Palmer
John W. Palmer

By:	/s/ Richard J. Lashley
Richard J. Lashley

EXHIBIT 1

JOINT FILING AGREEMENT

        Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date: November 6, 2008

FINANCIAL EDGE FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

FOCUSED FUND
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

GOODBODY/PL CAPITAL, L.P.
By: GOODBODY/PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

GOODBODY/PL CAPITAL, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL ADVISORS, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL DEFINED BENEFIT PENSION PLAN
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley

By:	/s/ John W. Palmer
John W. Palmer

By:	/s/ Richard J. Lashley
Richard J. Lashley